Exhibit 99.1.2
Satyam Acquires Bridge Strategy Group
Chicago-based management consulting firm strengthens company’s high-end business services
HYDERABAD, India, Jan. 21, 2008—Satyam Computer Services Ltd. (NYSE:SAY), a leading business and information technology services provider, today announced that it has entered into a definitive agreement to acquire Bridge Strategy Group, a Chicago, Ill.-based management consulting firm. In making the $35 million, all-cash purchase, Satyam significantly reinforces its strategy consulting and business transformation capabilities.
“Bridge Strategy Group is a highly respected organization that is well known for its exceptional professionals and its acumen in seven key industries,” said Satyam Founder & Chairman, B. Ramalinga Raju. “By absorbing the company, we gain an immediate influx of 36 brilliant and experienced strategy consultants, most of whom are alumni of the world’s best strategy consulting firms and business schools. We also significantly bolster our ability to provide the entire spectrum of services to global customers. At the same time, Bridge Group clients gain access to Satyam’s world-class business process and technology skills and global resources.”
Bridge Strategy, which was founded in 1998, earned $17 million in revenue last fiscal year. It develops profitable growth, operations design, performance improvement, and execution strategies for clients of varying size. It also boasts a strong thought leadership focus, and is committed to helping its clients “rapidly improve their business performance.”
Numerous factors make the acquisition ideal for Satyam, Raju said. The organization’s strategy, when purchasing other companies, is to:
•	Add higher value service offerings

•	Bridge competency gaps

•	Enhance leadership capabilities

•	Add sound and significant customer relationships

•	Strengthen the brand
“Bridge Strategy does all of the above,” he said. “With its experts as part of our team, Satyam will deliver superior, end-to-end transformational solutions with even greater speed and efficiency. As we deepen our relationships with longstanding customers, they expect us to provide highly strategic counsel. We are now more able to accommodate that demand.”
For their part, Bridge Strategy professionals look forward to helping their new colleagues create more complete solutions for global clients.
“The strategic business problems Bridge Strategy clients face frequently call for complex business process and technology solutions, which makes this merger a natural fit,” said Bridge Strategy President and Senior Partner Stephen E. Sheridan. “We are pleased to add our skills to Satyam’s broad range of capabilities, and to help the company strengthen its place at the forefront of the professional services industry.”
While Bridge Strategy will continue to serve clients in the US, Satyam’s largest and most mature market, its services will be made available to Satyam clients worldwide via Satyam’s advanced global delivery model.
Sheridan, the current president of Bridge Strategy, will assume the role of CEO for the unit after the acquisition, and will report to Satyam Co-founder & CEO, Rama Raju, who will also serve as chairman of Bridge Strategy Group. All current partners and staff are expected to remain with the unit.

For the foreseeable future, Bridge Strategy will operate as a fully owned subsidiary of Satyam, and maintain its name and brand. Plans to seamlessly integrate the firm into Satyam’s global network of capabilities are under way, and initially focus on defining go-to-market strategies and value proposition and competency development.
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About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in 20* industries and 61* countries.
Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s 49,199* professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve 630* clients, including more than one third of the Fortune 500. For more information, see www.satyam.com.

*	As of Dec. 31, 2007

Satyam Contacts
For clarifications, write to us at MediaRelations@Satyam.com
Or contact our global PR representatives at:

India	Vishwesh Iyer vishwesh.iyer@ogilvy.com
+ 91-98200 53697
US	Siobhan Aalders Siobhan.Aalders@ogilvypr.com
+1-212-880 5341, +1 347 387 0733
Europe	Clare Gibbins clare.gibbins@uk.ogilvypr.com
+44-20-7309 1037
Asia-Pacific	Reshma Wad Jain, Reshma@wer1.net
+65 6737 4844, +65 981 40507
Dan Bleakman, dan@howorth.com.au + 61 2 8281 3823
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended September 30, 2007, furnished to the United States Securities Exchange Commission on October 31, 2007 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
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